FORM 4 __ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Patel Sanjay H.	2. Issuer Name and Tickler or Trading Symbol Sun Healthcare Group, Inc. (SUHG.OB)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner __ _ Officer (give title below) ___Other (specify below)
(Last) (First) (Middle) 12 E. 49th Ste. 3200	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Year February 15, 2003
(Street) New York, NY 10017				5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	2/15/03	N/A	J (1)		(1)	A	N/A (1)	(1)	I	(1)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (Right to Buy)	$27.00							(2)	3/25/09	Common Stock	3,000		3,000	D
Option (Right to Buy)	$27.00							(3)	7/31/09	Common Stock	7,000		7,000	D

Explanation of Responses:

(1)  Pursuant to the Issuer's Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code filed in the U.S. Bankruptcy Court for the District of Delaware on December 18, 2001, holders of certain allowed claims became entitled to receive, as of February 28, 2002, additional shares of the Common Stock of the Issuer. Pursuant thereto, GSCP Recovery, Inc., GSC Recovery II, L.P. and GSC Recovery IIA, L.P. were issued or are entitled to receive an aggregate of 26,237 additional shares (the "Additional Shares") of the Common Stock of the Issuer. The undersigned, Sanjay H. Patel (the "Reporting Person"), is a member of the Issuer's Board of Directors. The Reporting Person does not directly own any securities of the Issuer (other than options granted to the Reporting Person as described in Table II above), but by virtue of his positions as managing member of Greenwich Street Investments II, L.L.C., executive officer of GSCP (NJ), Inc. and limited partner of GSCP (NJ), L.P., he may be deemed to be an indirect beneficial owner of an aggregate of 1,180,778 shares (which aggregate number includes 1,154,541 shares issued originally to GSCP Recovery, Inc., GSC Recovery II, L.P. and GSC Recovery IIA, L.P. in the aggregate pursuant to the Plan and previously reported on Form 3, plus the 26,237 Additional Shares) of the Common Stock of the Issuer which are owned of record by GSCP Recovery, Inc., GSC Recovery II, L.P. and GSC Recovery IIA, L.P. Nothing in this Form 4 shall be deemed an admission that the Reporting Person is, for purposes of Section 16 of the Securities Act or otherwise, the beneficial owner of any securities reported on this Form 4 in which he does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act of 1933.
(2)  Vests at the rate of 25% on each of March 26, 2003, 2004, 2005 and 2006.
(3)  Vests at the rate of 25% on each of August 1, 2003, 2004, 2005 and 2006

	/s/ Sanjay H. Patel **Signature of Reporting Person	3/14/03 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure